UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2023

NexTier Oilfield Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37988	38-4016639
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3990 Rogerdale Rd.

Houston, Texas 77042

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 325-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01, par value	NEX	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On June 14, 2023, NexTier Oilfield Solutions Inc., a Delaware corporation (“NexTier”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), Pecos Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”), and Pecos Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”), pursuant to which, upon the terms and subject to the conditions set forth therein, (i) Merger Sub Inc. will merge with and into NexTier, with NexTier continuing as the surviving entity (the “Surviving Corporation”) (the “First Company Merger”) and (ii) immediately following the First Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”). Under the terms of the Merger Agreement and as more fully described below, at the effective time of the Mergers (the “Effective Time”), subject to certain exceptions, each share of common stock, par value $0.01 per share, of NexTier (“NexTier Common Stock”) then issued and outstanding immediately prior to the Effective Time (including each NexTier restricted stock award) will be converted into the right to receive 0.7520 shares of common stock, par value $0.01 per share, of Patterson-UTI (“Patterson-UTI Common Stock”). Each share NexTier Common Stock held in treasury by NexTier or owned directly or indirectly by Patterson-UTI, Merger Sub Inc. or Merger Sub LLC will be automatically cancelled and will cease to exist, and no consideration will be issued therefor. Upon consummation of the Mergers and the other transactions contemplated by the Merger Agreement (the “Transactions”), NexTier will be a wholly owned subsidiary of Patterson-UTI.

The board of directors of NexTier (the “NexTier Board”) unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, NexTier and the holders of shares of NexTier Common Stock, (b) approved and declared advisable the Merger Agreement and the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (c) directed that the Merger Agreement be submitted to the holders of shares of NexTier Common Stock for their adoption and (d) resolved to recommend that the holders of shares of NexTier Common Stock vote in favor of the adoption of the Merger Agreement. The board of directors of Patterson-UTI (the “Patterson-UTI Board”) unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Patterson-UTI and the holders of shares of Patterson-UTI Common Stock, (b) approved and declared advisable the Merger Agreement, an amendment to the Restated Certificate of Incorporation of Patterson-UTI, dated as of October 14, 1993, as amended from time to time, to increase the authorized number of shares of Patterson-UTI Common Stock from 400,000,000 shares to 800,000,000 shares (the “Patterson-UTI Charter Amendment”) and the Transactions, on the terms and subject to the conditions set forth in the Merger Agreement, (c) directed that the issuance of Patterson-UTI Common Stock in connection with the Merger (the “Share Issuance”) and the Patterson-UTI Charter Amendment be submitted to the holders of shares of Patterson-UTI Common Stock for their approval and (d) resolved to recommend that the holders of shares of Patterson-UTI Common Stock vote in favor of the Share Issuance and the Patterson-UTI Charter Amendment.

Treatment of Long Term Incentive Awards

Pursuant to the Merger Agreement, at the Effective Time, (a) whether vested or unvested, each outstanding NexTier stock option will convert into a stock option relating to shares of Patterson-UTI Common Stock on the terms set forth in the Merger Agreement, (b) each outstanding NexTier performance stock unit award and NexTier performance unit award will convert into a Patterson-UTI performance stock unit award (or with a settlement value as provided in the NexTier performance stock unit award agreement) relating to shares of Patterson-UTI Common Stock on the terms set forth in the Merger Agreement and (c) each outstanding NexTier restricted stock unit award will convert into a Patterson-UTI restricted stock unit award relating to shares of Patterson-UTI Common Stock on the terms set forth in the Merger Agreement. The number of shares of NexTier Common Stock subject to NexTier performance stock unit awards or performance unit awards shall be deemed to be the number of shares subject to such NexTier performance stock unit award or performance unit award with performance deemed achieved based on actual performance attained through immediately prior to the date on which the closing of the Mergers actually occurs.

Post-Closing Governance

NexTier and Patterson-UTI have agreed to certain governance-related matters. At the Effective Time, the Patterson-UTI Board will have 11 members composed of (a) six directors designated by Patterson-UTI, which will include the Chief Executive Officer of Patterson-UTI as of immediately prior to the Effective Time and (b) five directors designated by NexTier, which will include the President and Chief Executive Officer of NexTier as of immediately prior to the Effective Time. The Chairman of the Patterson-UTI Board as of immediately prior to the Effective Time will serve as Chairman of the Board. The President and Chief Executive Officer of NextTier as of immediately prior to the Effective Time will serve as Vice Chairman of the Board. At the first two annual meetings following the Effective Time, the Patterson-UTI Board will re-nominate each Patterson-UTI and NexTier designee then serving on the Patterson-UTI Board for re-election by stockholders, subject to certain exceptions. In addition, at the Effective Time and for two years thereafter, (i) the Nominating and Corporate Governance Committee will have an equal number of Patterson-UTI and NexTier designees, (ii) all other committees will have at least one NexTier designee, such that the membership of all the committees (excluding the Executive Committee) of the Patterson-UTI Board, taken as a whole, will have an equal number of Patterson-UTI and NexTier designees and (iii) the Executive Committee will consist of the Chairman, Vice Chairman and Chief Executive Officer.

At the Effective Time, William A. Hendricks, Jr. will be appointed to serve as the chief executive officer of Patterson-UTI, C. Andrew Smith will be appointed to serve as the chief financial officer of Patterson-UTI, Kenneth Pucheu will be appointed to serve as the chief integration officer of Patterson-UTI, and Matthew Gillard will be appointed to serve as the head of the completions business unit of Patterson-UTI.

Conditions to the Mergers

The closing of the Transactions is subject to the satisfaction or waiver of certain closing conditions, including, among others, (i) the adoption of the Merger Agreement by holders of at least a majority of the outstanding shares of NexTier Common Stock, (ii) the approval of the Patterson-UTI Charter Amendment by the holders of a majority of the outstanding shares of Patterson-UTI Common Stock, (iii) the approval of the Share Issuance by the holders of shares of Patterson-UTI Common Stock representing a majority of votes cast on the Share Issuance, (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act having expired or been terminated, and there being no written agreement in effect with any governmental entity not to consummate the Transactions, (v) there being no law, injunction or order by a governmental body prohibiting the consummation of the Mergers, (vi) the approval for listing of Patterson-UTI Common Stock to be issued in accordance with the terms of the Merger Agreement on the Nasdaq, (vii) the registration statement on Form S-4, to be filed with the United States Securities and Exchange Commission (the “SEC”) by Patterson-UTI, having been declared effective by the SEC, (viii) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, and (ix) compliance by each other party in all material respects with their respective covenants.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of NexTier and Patterson-UTI relating to their respective businesses, financial statements and public filings, as applicable, in each case generally subject to customary materiality and knowledge qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of NexTier and Patterson-UTI, including covenants relating to conducting their respective businesses in the ordinary course and to refrain from taking certain actions without the consent of the other party. NexTier and Patterson-UTI also agreed to use their reasonable best efforts to cause the Mergers to be consummated and to obtain regulatory approvals or expiration or termination of waiting periods.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of NexTier and Patterson-UTI will be subject to certain restrictions on its ability to solicit alternative Acquisition Proposals (as defined in the Merger Agreement) from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative Acquisition Proposals, subject to customary exceptions. Patterson-UTI is required to call a meeting of its stockholders to approve the Share Issuance and Patterson-UTI Charter Amendment and, subject to certain exceptions, to recommend that its stockholders vote to approve the Share Issuance and Patterson-UTI Charter Amendment. NexTier is required to call a meeting of its stockholders to vote upon the adoption of the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders vote to adopt the Merger Agreement.

Termination

The Merger Agreement contains termination rights for each of NexTier and Patterson-UTI, including, among others, if the consummation of the Transactions does not occur on or before March 14, 2024, subject to a 90-day extension in certain circumstances for the sole purpose of obtaining regulatory clearances. Upon termination of the Merger Agreement under specified circumstances, including the termination by NexTier in the event of a Change of Recommendation (as defined in the Merger Agreement) by the Patterson-UTI Board, Patterson-UTI would be required to pay NexTier a termination fee of $60.875 million. In addition, upon termination of the Merger Agreement under reciprocal specified circumstances, including the termination by Patterson-UTI in the event of a Change of Recommendation by the NexTier Board, NexTier would be required to pay Patterson-UTI a termination fee of $72.980 million. In addition, if the Merger Agreement is terminated in specified circumstances, including because of a failure of Patterson-UTI’s stockholders approve the Share Issuance and the Patterson-UTI Charter Amendment or of NexTier’s stockholders to approve the adoption of the Merger Agreement, Patterson-UTI or NexTier, as applicable, may be required to reimburse the other party for its actual transaction expenses in an amount not to exceed $10.15 million. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in any reports filed by Patterson-UTI or NexTier with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made in confidential disclosure letters delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Patterson-UTI’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding NexTier and Patterson-UTI that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents that Patterson-UTI or NexTier files with the SEC.

Item 7.01	Regulation FD Disclosure.

On June 14, 2023, NexTier and Patterson-UTI issued a joint press release announcing the Merger Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On June 14, 2023, NexTier and Patterson-UTI provided supplemental information regarding the Merger Agreement in a joint investor presentation published to their respective websites. A copy of the investor presentation is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

The information furnished pursuant to Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of this press release and these slides is not intended to constitute a representation that such information is required by Regulation FD or that the materials they contain include material information that is not otherwise publicly available.

Forward-Looking Statements

This Current Report on Form 8-K, including the exhibits hereto, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report on Form 8-K including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the SEC at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of June 14, 2023, by and among Patterson-UTI Energy, Inc., Pecos Merger Sub Inc., Pecos Second Merger Sub LLC and NexTier Oilfield Solutions, Inc.

99.1	Joint Press Release, dated June 15, 2023.

99.2	Joint Investor Presentation, dated June 15, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXTIER OILFIELD SOLUTIONS INC.

Date: June 15, 2023	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	Executive Vice President, Chief Administrative Officer & General Counsel